Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: First Advantage Bancorp
(Commission File No. 001-37391)

Company:	RELIANT BANCORP. INC.
Conference Title:	Reliant Bancorp’s Third Quarter 2019 Earnings Conference Call and First Advantage Transaction Call
Date:	October 23, 2019

Operator:  Please stand by. We're about to begin. Good morning and welcome to Reliant Bancorp’s Third Quarter 2019 Earnings and Proposed Acquisition of First Advantage Bancorp and First Advantage Bank conference call. Hosting today's call is DeVan Ard, Reliant’s chairman, president and chief executive officer. He is joined by these Reliant bank executives, Dan Dellinger, chief financial officer, Louis Holloway, chief operating officer and Alan Mims, chief credit officer, and these First Advantage bank executives:  Earl Bradley III, chief executive officer, and Jerry Cooksey, chief financial officer who will be available during the question-and-answer session.

Please note Reliant Bancorp’s earnings release and supplemental financial information are available on the investor relations page of the company's Web site at www.reliantbank.com. Today's call is being recorded and will be available for replay on Reliant Bancorp's Web site for 12 months. At this time, all participants have been placed in a listen-only mode. The call will be open for questions after the presentation.

During this call, Reliant Bancorp may make comments which constitute forward looking statements. All forward looking statements are subject to risks and uncertainties and other facts that may cause actual results and performance or achievements of Reliant Bancorp to differ materially from any results expressed or implied by such forward looking statements.

Many of such factors are beyond Reliant Bancorp’s ability to control or predict and listeners are cautioned not to put undue reliance on such forward looking statements. Please carefully read the forward looking statements language on the third quarter 2019 earnings presentation as well as the First Advantage Bancorp and First Advantage Bank acquisition presentation. Additional factors which could affect the forward looking statements can be found in Reliant Bancorp’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K filed with the SEC.

Reliant Bancorp disclaims any obligation to update or revise any forward looking statements contained in this presentation, whether as a result of new information, future events, or otherwise. In addition, these remarks may include certain non-GAAP financial measures as defined by SEC Regulation G regarding Reliant Bancorp’s third quarter 2019 earnings. A presentation of the most directly comparable GAAP financial measures and a reconciliation of the non-GAAP measures to comparable GAAP measures is available on Reliant Bancorp’s Web site at www,reliantbank.com. I will now turn the presentation over to DeVan Ard, Reliant Bancorp's president and CEO.

DeVan Ard:  Good morning and thanks for joining us for this morning's call to review our third quarter 2019 results. We appreciate your continued interest in our company. Before I turn the call over to our chief financial officer, Dan Dellinger, to discuss our financial results in more detail, I want to mention a few highlights from a very successful quarter.

Net income attributable to common shareholders for the third quarter of 2019 was $4 million or 36 cents per diluted common share. When adjusted for approximately $300,000 of pretax merger-related expenses recognized during the quarter, net income attributable to common shareholders was $4.3 million or 38 cents per diluted common share. Earnings were again primarily driven by loan growth, as interest income rose to a record, $20.2 million, a 2.6% increase over the second quarter of 2019 and a 15% increase over the third quarter of 2018.

Our team again delivered double-digit annualized loan growth, up 2.9% from the second quarter of 2019 or 11.6% annualized and 13.1% year over year, the seventeenth consecutive quarter of growth. Third quarter loan production exceeded $155 million and a weighted average coupon rate of 5%. The new production was generated across all our markets and loan segments and was all organic.

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Core deposits were up $138 million or 11.6% from the second quarter of 2019, 46.2% annualized, and $251.5 million or 23.2% from the third quarter of 2018. Non-interest bearing deposits increased $12.5 million or 5.6% from the second quarter of 2019, 22.3% annualized, reflecting success with our company-wide focus on growing relationship deposits.

The core bank segment which excludes results from the joint venture mortgage subsidiary continued to generate strong earnings, up 1.5% over the second quarter when merger-related expenses are excluded and 10.2% on a pretax, pre-provision basis, merger expenses excluded. Core bank non-interest expense decreased for the second quarter in a row and the core bank efficiency ratio excluding merger-related expenses reached 60.7%, down from 64.3% in the second quarter.

Net interest margin declined six basis points quarter over quarter. Two drivers of that decline were a slight decline in yields on our loan portfolio, and a shift in balances during the quarter between deposit categories driven by competition for core deposits. Dan will provide more detail during his presentation.

Credit quality remains a core strength of our franchise and our metrics remain superior for the third quarter of 2009. Non-performing loans accounted for 33 basis points of total loans held for investment at September 30, 2019. Our loan portfolio continues to perform very well and we expect credit quality will remain strong in the fourth quarter. Chief credit officer Alan Mims will be available for questions after we conclude our prepared remarks.

On September 16 we announced the definitive agreement to acquire Tennessee Community Bancorp and its subsidiary Community Bank and Trust located in Ashland City, Tennessee. The transaction met all our criteria for an acquisition. It will be immediately accretive to earnings, provides us with a strong core deposit base, and provides access to new growing markets contiguous to our middle Tennessee footprint. We expect this transaction to close during the first quarter of 2020.

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Finally, we declared a 9 cent dividend, a 12.5% increase over last year's third quarter dividend, on September 24, payable on October 18, marking the eighteenth consecutive quarter we paid a dividend to our shareholders. Now I’d like to turn the call over to Dan Dellinger.

Dan Dellinger:  Thanks DeVan and good morning everyone. I want to begin my comments with the discussion of our net interest margin. As DeVan noted we experienced a decline of six basis points on the reported basis between the second and third quarters. On an adjusted basis we experienced a decline of only four basis points. There were a few factors that contributed to the decline.

Turning to page four of the deck, you'll note that coupons and fees on loans declined two basis points to the second quarter, and we experienced a slight reduction in overall yields from lower purchase accounting accretion and lower impact from tax credits. The increase in the size of our loan portfolio will continue to reduce the relative impact of tax credits and purchase discount accretion.

Let's turn to page three of the deck and talk about deposits. You'll note that the mix of deposits remained consistent between the two quarters, but the cost of deposits moved up about five basis points. Then as can be seen on the purchase funds graph, we elected to move more of our wholesale funding from the State of Tennessee to broker deposit and experienced an overall improvement in the cost of those deposits by 23 basis points.

From the yield table in our release, however, you will note that the average volumes in savings and money market categories and retail time deposits were lower than the second quarter.

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We finished the quarter on a high note as core deposits grew 11.6% on a linked quarter basis, 46.2% annualized, but the impact of the shifts in the mix during the quarter contributed to the increase in the cost of deposits. Turning back to page four, loan growth continued to be strong during the quarter. Loan sold for investment increased by nearly $38 million quarter over quarter or 11.6% annualized, and $156.6 million or 13.1% year over year.

As DeVan mentioned, this is all organic growth. Third quarter loan production totaled nearly $156 million at a 5% average rate, with 35% coming from land acquisition and development loans, 14% from C&I loans, and 22% from construction loans. On the earning asset side, we continue to make incremental progress towards improving our mix as loans sold for investment accounted for 78.6% of average earning assets as of September 30, up from 76.1% of average earning assets at September 30, 2018.

While positive, the migration from bonds at a 3.45% weighted average rate to loans sold for investment at a 5.38% weighted average rate did not occur fast enough to outpace the rising cost to funds.

Turning to page five of our deck. The loan loss reserve as a percentage of loans held for investment increased to 91 basis points based on the provision of $606,000. When unamortized purchase discounts are added, the adjusted allowance for loan loss is 1.16%.

Let's turn now to page seven and discuss the financial performance of our core bank segment. Our team's ability to grow the loan portfolio has been a critical element of our success. During the third quarter, core bank loan interest and fee income reach $17.5 million, a 3.2% increase from the second quarter of 2019 and a 17.7% increase from the third quarter of 2018. Total loan yield decreased by five basis points quarter over quarter to 5.38%. Core yield declined by two basis points primarily due to the rate decreases announced by the FMOC.

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The remainder of the decline can be attributed to the reduction of purchase accounting accretion in the third quarter as compared to the second quarter and first quarters of this year. You can refer to page four of the deck for a complete breakdown of third quarter loan yield. Core bank non-interest income decreased by 6.7% to $1.4 million, primarily due to no gains being realized on sales in the investment portfolio during the quarter. On a consolidated basis, non-interest income was up 2.3% quarter over quarter to $2.8 million primarily due to the $160,000 increase in gains on sale of mortgages.

As I've mentioned in prior quarters, revenues and expenses from the joint venture mortgage subsidiary are combined with the bank and holding company and then netted out as non-controlling interest of the subsidiary. For the third quarter of 2019, the joint venture mortgage subsidiary generated a net loss of $1.4 million, slightly better than the first two quarters of 2019.

Our joint venture partner is solely responsible for funding losses in the mortgage operation and those losses do not impact the bottom line of the company.

I want to conclude my remarks this morning by touting the shareholder value our company has created through the first few quarters of 2019. Year to date, book value per share has increased $1.55 cents or 8.6%. Tangible book value per share has increased $1.47 cents or 10.8%. Additionally, we have paid out 36 cents per share in dividends and returned $8.3 million to our shareholders via our share repurchase program. Now I'd like to turn the call back over to DeVan.

DeVan Ard:  Thanks, Dan. Before I open the call for questions, I want to talk about the progress we've made in executing on our strategic objectives during the first three quarters of 2019. The Chattanooga and Murfreesboro markets continue to show solid growth with loans up 14% and deposits up 15% quarter over quarter on a combined basis. We’re beginning the fourth quarter with a strong loan pipeline and remain on track for another year of double-digit organic loan growth. And core deposit growth accelerated during the third quarter.

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On the M&A front, we announced an agreement to acquire Tennessee Community Bank Holdings on September 16. Headquartered in Cheatham County, the acquisition will give us additional scale in the Nashville MSA. We continue to evaluate other attractive opportunities throughout middle Tennessee and Chattanooga.

Credit quality remains outstanding with nonperforming assets, pass-through loans and net charge offs near cycle lows. We believe our philosophy of making loans to customers in our market that we can build a full relationship with will sustain strong asset quality even when the economy slows.

We remain optimistic as we head into the fourth quarter of 2019. We know we're fortunate to be located in one of the best markets in our country and the growth of Nashville is a big part of our story. The economy remains robust and continues to be fueled by new jobs. Among large MSAs in the United States, Nashville had the highest growth in employed workers over the past 12 months.

Regardless of our markets, we could not continue our growth and success without an excellent dedicated team of bankers and I'd like to thank my entire team for their work and contributions to our success. Operator that completes my remarks for this morning's call. We'll now switch gears and begin our discussion of our agreement to acquire First Advantage Bancorp, which we announced yesterday.

So we're very excited to announce the proposed acquisition of First Advantage Bancorp, the parent company for First Advantage Bank located in Clarksville, Tennessee, and welcome the First Advantage team to Reliant. Announcing two strategically and financially attractive acquisitions in under five weeks’ time is a testament to the fantastic work by our team, and I believe highlights the depth and quality of the management and infrastructure we put in place over the past three years at Reliant.

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These anticipated highly accretive acquisitions, coupled with organic asset growth of 13% annualized in the third quarter, reflect our commitment to disciplined, profitable growth. The proposed acquisition of First Advantage exceeds all of our requirements for a successful acquisition. First, the acquisition extends our franchise into the demographically attractive Clarksville MSA and provides for enhanced scale and efficiency in the Nashville MSA.

Second, the acquisition is expected to produce significant double-digit earnings per share accretion in 2020 and 2021, and should materially improve our core return on assets and return on tangible common equity ratios, assuming the transaction closes in the second quarter of 2020 and cost synergies are fully realized in 2021.

Third, similar to Reliant Bank, First Advantage Bank has demonstrated strong annual growth and deposit growth, annual loan and deposit growth of approximately 12% and 14% respectively since 2015, including growth in loans of 13% and deposits of 24% in the third quarter this year. Importantly, First Advantage has achieved strong growth while maintaining very good asset quality, which is reflected by a net charge off ratio of less than 20 basis points in each of the past five years, including 13 basis points annualized on a year-to-date basis through third quarter of 2019.

We expect the First Advantage acquisition will be accretive to our 2020 estimated earnings per share by approximately 18% and have a tangible book value per share earned back in approximately three years. Simply put, we think this is a solid deal financially and strategically.

We're excited to enter the Clarksville MSA, which is a demographically attractive market and a natural expansion for our franchise. With First Advantage, we'll enjoy the number three deposit market share position in the Clarksville MSA, including number two deposit market share in the most attractive portion of the Clarksville MSA, Montgomery County. We're picking up eight branches in great locations including five in Clarksville, one in Nashville and two in Williamson County.

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We continue to be very optimistic about the middle Tennessee market long-term, and this combination puts us in a stronger competitive position. After our pending Tennessee Community Bank Holdings transaction and the First Advantage transaction are both consummated, we'll have approximately $3 billion in assets and operate 30 branches throughout our expanded footprint.

First Advantage has a long history of commercial and mortgage lending in its footprint and we're excited to add these asset-generating capabilities to our already strong platform. You'll see that First Advantage has a healthy mix of consumer loans compared to most banks. Most of these loans consists of loans made to consumers who have purchased manufactured homes.

Although manufactured homes represented about 28% of their loan portfolio, on a combined basis it will be a very manageable 8% of our pro forma loan portfolio. These loans have very attractive yields and have been originated by an incredibly experienced team of bankers that have been through downturns in the economy. We conducted extensive due diligence on the portfolio and on the First Advantage team, and we're excited to add this capability at our company.

As with all of our strategic activities, cultural fit is the most important aspect of the deal. We've worked closely with Earl Bradley, Gary Cooksey and the other members of the First Advantage executive team and feel strongly that we share similar values, including our unwavering commitment to our employees, customers and the communities we serve. The proposed acquisition has been unanimously approved by the boards of directors of both sets of holding companies and banks. Closing will be subject to First Advantage and Reliant shareholder approval, required regulatory approvals and other customary closing conditions.

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We currently expect to consummate the transaction in the second quarter of 2020 and we'll keep you updated on our timetable and the immediate effects of the transaction on financial results as we get closer to closing. Taking together, the acquisitions of First Advantage and TCB Holdings are really transformative to our company. From a numbers perspective, I project that pro forma 2021 earnings per share is expected to increase by nearly 60 cents per share compared to the consensus expectation of a $1.86 that exists on a stand-alone basis in August of this year.

Meanwhile, our pro forma ROA is projected to improve by 25 basis points in 2021 compared to our adjusted ROA of 95 basis points in the third quarter of 2019. Of course, this assumes that cost synergies will be fully phased in in 2021. Qualitatively, we really like the addition of strong market share positions in Cheatham County and Montgomery County. These middle Tennessee markets are very attractive and provide diversity to our core base just as our organic efforts in Murfreesboro and Chattanooga has.

As the sixth largest Tennessee headquartered bank and the tenth largest bank overall in the state of Tennessee by deposits, we believe we will be better positioned to gain scale in our legacy and newer markets, both organically and as a strategic partner when attractive opportunities arise. Coupled with our organic growth efforts, we believe that we will be able to demonstrate balance sheet growth in the high single to low double-digit range while we're focused on integrating Community Bank and Trust and First Advantage Bank in 2020.

Now I'd like to turn the call over to Dan to provide more information on the deal’s metrics.

Dan Dellinger:  Thank you DeVan. I’d like again to welcome everyone for joining us on this morning's call. As DeVan stated, we're excited about the proposed acquisition which we expect to be immediately accretive to our earnings in 2020 and 2021. The deal is structured with approximately 90% stock and 10% cash that is valued at approximately $124.3 million based on yesterday's closing price of $23.65.

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Under the terms of the agreement, First Advantage shareholders will receive 1.17 shares of Reliant stock and $3 in cash for each share of First Advantage stock. In addition, we will cash out options for approximately $30 per option. We expect the transaction to be about 20% accretive to Reliant’s earnings per share in 2020, and approximately 18% accretive to our 2021 earnings. Coupled with tangible book value dilution of approximately 7% at closing, we expect an earn-back period of three years or less.

Turning to page three of the deck, you'll see the complementary branch footprint at pro forma balance sheet statistics. Just as TCB Holdings supplied incremental core deposits, First Advantage will add asset generation capacity to our franchise. Specifically, First Advantage has generated a compounded annual growth rate in loans of 12% since the end of 2014.

I would highlight that our pro forma earnings per share is expected to improve meaningfully to $2.45 cents in 2021, which represents a 32% increase compared to the estimate of $1.86 that existed prior to the announcement of the TCB Holdings acquisition.

DeVan covered the strategic aspects well in his remarks. Financially, the transaction is very attractive. I would note that our five year internal rate of return is expected to be approximately 25% on this transaction. We expect significant improvement in our 2021 pro forma return on average assets to 1.2% or higher, and pro forma return on average tangible common equity to more than 15% in 2021. This reflects cost synergies of approximately 35% of First Advantage’s expense base and will be fully phased in in 2021.

On page five we have highlighted a general market description and some of the largest employers in Clarksville, notably Fort Campbell, which is home to the 101st Airborne Division, the 160th Special Operations Aviation Regiment, and the Fifth Special Forces Group, has a military employment of nearly 27,000. Some 17,000 or 90% of the military personnel that do not live on the base live in nearby Tennessee communities.

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The annual economic impact of Fort Campbell is estimated to be $10 billion. Clarksville is a university town also, as Austin Peay has 10,000 students and faculty on its campus. As shown on page six of our pro forma demographic profile, it is enhanced by the addition of First Advantage’s deposit base in Montgomery County and Williamson County. Specifically, Montgomery County will become our second-largest market representing, 18% of our deposit base.

Montgomery County, which is home to about two-thirds of the population in the Clarksville MSA, is projected to grow much faster than the overall Clarksville MSA. As a reminder, we will enjoy the number two share position in Montgomery County.

Turning to page seven, we will move up to number five share position in Williamson County. Tennessee's most vibrant market will remain our largest market, representing 38% of our pro forma deposit. Our pro forma deposit mix can be seen on page eight. Although the cost of deposits will increase by approximately seven basis points as a result of the result of the FAB acquisition, our mix of CDs and ((inaudible)) deposits will decline.

Flipping to page nine, you can see that this increase in our cost of deposits is more than offset by an 18 basis point increase in our loan yield to 5.56% on a pro forma basis. The higher yield on First Advantage’s portfolio is attributable to a mix of higher yielding, manufactured home loans. As DeVan previously noted, this portfolio will represent about 8% of our total loans, providing an attractive risk-adjusted profile for our overall portfolio.

Pages 10 and 11 provide a summary of the transaction terms and key assumptions. Based on last night’s closing price for Reliant’s common stock, the total deal value represents 152% of tangible book value, 15.3 times expected 2020 earnings, and 8.6 times 2020 earnings including costs synergies on a fully phased-in basis. Given the system’s conversion date in May of 2020, we believe cost savings of 35% of FABK’s expense base will be achieved in 2021 and possibly evident in the fourth quarter of next year.

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Merger-related charges are expected, estimated to be $14.2 million. The gross loan mark of $14.1 million represents about 2.3% of First Advantage’s loan portfolio. Our pro forma capital and liquidity ratios remain strong and while a raise isn't contemplated to this point, we will opportunistically evaluate the capital markets on an ongoing basis. For that, I will turn the call back over to the DeVan.

DeVan Ard:  Thanks, Dan. The proposed acquisition of First Advantage is a tremendous opportunity for our company. In a methodical and discipline way, we're expanding our geographic reach and our product capabilities while providing strong expected returns to our shareholders. We're very excited about the opportunities that are in front of us and the improved performance that we believe will be delivered by our team as a result of this partnership. Operator, I'd like to now open the call for questions.

Operator:  Thank you. To signal for a question, please press star one on your touch-tone telephone. Also, if you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach our equipment. Once again, it is star one at this time if you do have a question, and we'll pause to give everyone the opportunity to signal. We’ll take our first question from (Catherine Mueller), KBW.

DeVan Ard:  Good morning, (Catherine).

(Catherine Mueller):  Thanks, good morning. Hey congrats, exciting morning for you all.

DeVan Ard:  Yes, lot of work.

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Dan Dellinger:  Thank you.

(Catherine Mueller):  I thought I'd start with the quarter and then I've got to move to the questions on the deals. But first of all, in the quarter, you noted in your press release some really big growth in your core deposit base, I think $138 million. Can you talk a little bit about what drove that growth and were there any kind of one-time larger relationships in there that you know, may not be permanent or just kind of give us some color around that news there?

DeVan Ard:  Yeah, there really weren't any one-time large increases or new accounts, (Catherine). I think there's probably a little seasonality in the third quarter, but I'm going to attribute most of it to a company-wide deposit campaign that we started in the third quarter. Originally intended for it to be a one-quarter campaign. We've kind of extended it on through the end of the year, and it's just really focused everybody’s attention on growing relationship deposits, so we’ve taken our - kind of taken our focus off time deposits and you know, we’ve set goals for every branch, every commercial team, back office, even the Board of Directors, for deposit referrals and it really seemed to kind of transform the conversation at the company from you know, just a strict focus on loans and asset growth to deposits and I think it’s something that everybody’s talking about now and so I think that’s been a big contributor to the lift we saw in the third quarter.

(Catherine Mueller):  What was the average cost of that new funding, on average?

DeVan Ard:  I don’t know that I can  break it out by the new funding but I mean, most of it is going to be in the money market, non-interest bearing - of course non-interest bearing would basically be 0%. Money market rates have been, you know, for us, somewhere in the 1 to 1.5 % range on average and we’ve been, you know, we’ve been competitive with money market accounts. It’s something that is, you know, we’re still seeing relatively high rates in our market for money market accounts but the new funding came on in money market interest bearing checking and non-interest bearing and basically at the rates we have posted out there.

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(Catherine Mueller):  Okay. And -

DeVan Ard:  ((Inaudible))

(Catherine Mueller):  Oh, go ahead, ((inaudible)).

DeVan Ard:  Go ahead. No, I was just going to say, just to kind of amplify a little bit, our average yield on money markets was 1.1% during the quarter. We didn’t really make any exception pricing for those deposits that came on and they were really no specials that were being run either, so as ((inaudible)) noted, most were coming in at the rate that we had posted.

(Catherine Mueller):  Okay, that’s great. And then your margin held in really nicely this quarter. If you can talk a little bit about what your outlook is for the margin, maybe before we layer on these two deals, just given our outlook for rate cuts.

DeVan Ard:  Yes, I’ll address that, (Catherine). We have done, as you just said, some substantial work on the fourth quarter. We are going ahead and baking in another 25 basis point reduction by the FONC at the end of this month. As a result of that, obviously we’re going to see some reduction in our loan yields, primarily on our variable rate portfolio but we’re still feeling pressure on the fixed rate portfolio too.

On the deposit side, though, as you know, we have a lot of ((inaudible)) deposits that are set up as short duration or short maturities and as a result, we’re going to continue to experience declines in those rates. We’re seeing more rational pricing in our market and hopefully we’re going to be able to continue to adjust some rates for our retail CD portfolio as well as looking at some maybe exception priced money markets and other types of interest bearing transaction accounts. All that to say we expect our margin for the fourth quarter to be flat to the third quarter.

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(Catherine Mueller):  Okay. That’s great. I was going to suggest is it possible for the margin to go up, just given you’ve got the wholesale funding coming down and then this really strong core deposit growth replacing that, I was wondering if you were going to say up but I guess the loan yields are what’s keeping that core margin ((inaudible))

DeVan Ard:  ((Inaudible)) I’m going to hedge my bet…

DeVan Ard:  That’s the lesson I learned in the third quarter, (Catherine), because I thought we were going to go up in the third quarter. ((Inaudible)) a possibility, there’s a possibility for that, you know, the deposit rates, especially money market rates in this market have just kind of been stubborn to decrease and so where we’ve seen some real lift on the deposit side is in wholesale funding but most banks that are in the national area just been a little hesitant to, you know, to lower their money market rate so I think a good forecast for us would be, you know, stable to the third quarter.

(Catherine Mueller):  Okay, great. And then maybe turning over to the acquisitions, really exciting deals for you all and the profitability improvement from these two deals combined is really significant. Maybe just one kind of big picture question on First Advantage and the manufactured housing (book) that they have? You know, I’m assuming that’s what’s driven a lot of their higher profitability, just given the yields on those credits are so high, so do you, is there a level as a percentage of loans that you would - ((inaudible)) pro forma so is that a - do you intend to grow that portfolio significantly or kind of keep it around, you know, this level as a percentage of your portfolio?

DeVan Ard:  Yes, that’s a good question and I’ll just say to the profitability at First Advantage certainly has been aided by what they’ve done with manufactured housing lending but they had had a very profitable operation even outside of that. This is a growing bank with a really good franchise in markets that we find very attractive so it’s not, you know, it’s not really a story that’s all about manufactured housing. You know, (Catherine), I don’t know that we really know yet whether 8% is the right amount. I’m very comfortable at that level/ We could actually see that part of the portfolio expand a little bit and still be comfortable with it but we just haven’t gotten to the point yet where we, you know, we’ve set expectations for a dollar amount or a percent of the portfolio that we want to see in manufactured housing. It’s certainly a very attractive lending avenue for us and we think First Advantage has got it exactly right, they’re just spot on with the way they handle it. I think it would be kind of foolish for us to try to tinker with it too much, but we certainly realize that portfolio management is important so it’s something we’ll be evaluating going forward.

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(Catherine Mueller):  Got it and is this portfolio, I’m sorry, I don’t know much about First Advantage specific business in this, is this more to the individuals or to the operators of manufactured housing communities?

DeVan Ard:  This is - it’s actually kind of called a specialized consumer lending division, so this is to - almost entirely to consumers to acquire manufactured homes.

(Catherine Mueller):  Okay, so it’s directly to the consumer.

DeVan Ard:  Yes.

(Catherine Mueller):  Got it, okay. Great, okay, thank you so much.

DeVan Ard:  Thanks, (Catherine).

DeVan Ard:  Thanks.

Operator:  Moving in, we’ll go to (Kevin Fitsimmons) with DA Davidson.

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DeVan Ard:  Hi, (Kevin).

(Kevin Fitsimmons):  Hey, good morning, guys. How are you?

DeVan Ard:  ((Inaudible)).

(Kevin Fitsimmons):  Good, just one quick question to clarify on the margin outlook and I appreciate that, I know we each quarter, we kind of slice and dice this where I think if I calculate right, your adjusted margin, I guess my version of it including accretion but excluding the tax credits because that’s flowing through the tax line which we would use to forecast NIIs about 3.44 so is that - when you say stable, is that kind of what the bar we should be using in terms of trying to calculate core banking NII?

DeVan Ard:  Yes, (Kevin), there shouldn’t be any changes in the accretion numbers in the fourth quarter. As I said in my remarks, the impact of those could possibly be reduced somewhat as a result of the increase in interest income that we experience as our loan portfolio grows but otherwise, the accretion that we’ve got noted in our release should be consistent.

(Kevin Fitsimmons):  Okay, great and then on the deal, if DeVan if you can just give a little bit of color on how and why this deal came to be? Was this a specific market you guys were targeting or was it more just the natural life span, time to sell for the seller? And then if you’re looking out with two deals pending, I know you’re - you said you’re continuing to assess, but do you feel that you’re going to sit for a while and get these closed before looking and if there’s any other specific markets that you’d want to fill. Thanks.

DeVan Ard:  I think that was more than one question, (Kevin) but I’ll try to get the - to the four or five that you have. ((Inaudible)) It’s okay, it’s not a problem. So I guess first of all, First Advantage is headquartered in Middle Tennessee and we’ve said all along that from a geographic standpoint, M&A opportunities for us need to be in our geography so that today includes Middle Tennessee and then the areas around Chattanooga.

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This is a bank that I’ve followed, at least at a distance for a while, I know the CEO very well, (Earl Bradley), have known (Earl) for a number of years, we’ve been in various things together with the TVA and run into him at conferences and we always had a chance to talk and I think it was, timing-wise, it was probably really good for them and for us to enter into these negotiations. They’re getting liquidity that they don’t have today in their stock and also getting the ability, on a pro forma and a combined basis, to grow at a level that they probably couldn’t have sustained going forward. So it was a really good strategic fit for both of us.

I don’t want to and we’ve mentioned a little bit earlier in our comments, don’t want to downplay the cultural fit, too. You know, I’ve kind of learned over the years that if you don’t partner up with somebody that treats its employees, its customers, you know, its community the same way we do, it’s just not going to work and so as I’ve watched First Advantage and watched how they’ve grown their company, it’s been in a very intentional way. They’ve moved into Nashville in the last few years and have kind of established a nice foothold here. It was just a really good fit for us and so we started talking a few months back and it looked like it was, you know, one of those things that was good for everybody and that’s what brought us to the table.

(Kevin Fitsimmons):  Thank you.

Operator:  Moving on, we’ll go to (Steven Scountan) with (Sandler O’Neal).

DeVan Ard:  Hi, (Steven).

(Peter Rouis):  Hey, good morning, This is actually (Peter Rouis) on for (Steven).

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DeVan Ard:  Hi, (Peter).

(Peter Rouis):  Hey, so appreciate all the color you guys have given on the margin, just wondering maybe if we’re thinking about, you know, a year out, you know, pro forma with the two deals, what does the asset sensitivity of the bank look like, you know? I think typically you would screen as assets - as liability sensitive but you know, maybe some of the competitive forces in Middle Tennessee kind of outweighs that? What’s the modeling say, you know, pro forma, for the liability or asset sensitivity of the bank?

DeVan Ard:  (Peter), you know, there’s still a little bit of preliminary things in play there. For instance, we don’t have the (TCB) holdings asset liability management reports for the third quarter, nor do we have (FABK)’s for the third quarter but based on that preliminary assessment that we did at 6/30, Reliant in general has been very neutral to slightly liability sensitive. TCB holdings was also neutral. When we combined the two together, obviously with the size of that company, we remained relatively neutral. I think with (FABK), we’ll be a little bit more liability sensitive however, as I’ve noted in my remarks, with the change in the mix of deposits, lower broker deposits, (lower) core deposits, we may be able to stabilize that just a little bit better so I expect that in 2020 that we’ll - and moving on into 2021 - assuming that our mix of assets stays the same, our earning assets stays the same and that our mix of deposits shifts more toward stable deposits, then we’ll see a - just a continued neutral position.

(Peter Rouis):  Okay. And maybe, could you give a little bit of color on what the spot rates for deposits, maybe on the time and maybe money market were, you know, at quarter end for the third quarter?

DeVan Ard:  Did you ask about spot rates? You mean market rates for those deposits?

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(Peter Rouis):  Yes, exactly, you know, just trying to look at the path of maybe where they started at the beginning of the quarter versus where they kind of ended and what the path looks like going into the fourth quarter?

DeVan Ard:  Sure. Okay, so you know, (Peter), in our market, we’ve seen - we’ve probably seen a little bit of a reduction in money market rates, I’d say the biggest plus for us in money markets is we’ve just had a lot of high rate offers that have kind of moved out of the market so non-bank competitors that have been flooding the market with higher rate offers that a quarter ago were in the 225 to 250 range, those are really gone. So we don’t find ourselves having to do exception pricing on money markets like we did a quarter ago. We’ve started to ease our rates down a little bit but you’re still going to see, you know, we’re going to protect the business that we have and if we have a - if we have to meet a competitor’s rate for a money market account, we’ll do it. I probably wouldn’t have to go as high as I did a quarter ago but money market rates have been a little bit stubborn in coming down so what you see in our overall money market rate bucket today is probably where it’s going to be in the fourth quarter. It may be off, you know, somewhere around (five) basis points or so but not much. Time deposit is really another story and as kind of early as late second quarter, maybe even into the first month or two of the third quarter, we still had some promotional time deposit rates out there so or even at 12 months, which is the most popular rate bucket, we were probably in the, you know, somewhere in the 2% range so I have seen time deposit rates for 12 months, especially as it kind of relates to what the Fed has been doing, it’s come down a little bit more dramatically.

So we don’t have any posted time deposit rates in the 12 month bucket that are more than about 1.5% maybe a little bit less than that and I’ve seen competitors that have lowered their time deposit rates as well and then probably more dramatically ((inaudible)) is our wholesale funding, whether it’s the home loan bank or the state of Tennessee broker deposit rates, much more in line with what the Fed’s been doing so we’ve seen those rates off, you know, what, 25 to 40 basis points in some of those buckets and you know, those are short term deposits, too, so we don’t really have anything in the wholesale rate bucket that’s going to be more than six months today. We’ll have opportunities as those roll off in the fourth quarter, to replace those. My big hope in deposit cost in the fourth quarter is that we’ll finally start to see some relief in money market rates and we get another cut by the Fed, I’m optimistic that we’ll start seeing a little more realism with how money market rates are priced. I hope that answered your question.

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(Peter Rouis):  Yes, that was perfect. Thank you.

Operator:  And once again, it is Star 1 if you do have a question. Moving on, we’ll go to (Joe Finick) with (Hubde Group).

DeVan Ard:  Morning, (Joe).

(Joe Finick):  Morning, guys. ((Inaudible))

DeVan Ard:  Good morning.

(Joe Finick):  Most of my questions are answered, guys, but on M&A, I know this is ((inaudible)) Middle Tennessee is your area of focus, does the new map with these two deals, though, stretch the geographic area even a little bit in terms of what you would think about doing? In other words, maybe a deal that you didn’t want to do before because it would involve, you know, a hopscotch in terms of geography now becomes more attractive to you or is the geographic area you’d consider still pretty much exactly the same as before?

DeVan Ard:  No, it’s the same, (Joe). We don’t really feel like we need to expand our geography and I continue to see other opportunities that are in, you know, what I would call the expanded Middle Tennessee market and that would include Southern Kentucky and North Alabama and I think because the ones we’ve done have all been in that geography and you know, give us the ability to integrate them easier, I mean, we know the people, the customers, we know the geography and as long as we’ve got good opportunities to continue to build our franchise in the Nashville (MSA) or Middle Tennessee, we’ll continue to do that and I’d say and I mentioned Chattanooga, our Chattanooga operation is just really doing well. We’ve just got the right team down there, we’ve got the right market leader and if bolt-on acquisition opportunities came up in the Chattanooga (MSA), which would include North Georgia, we would certainly consider those, too.

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I just realized too, (Joe), I forgot to answer one of (Kevin)’s questions a little while ago and I think he asked me about, you know, does this cause us to have to sit on the sidelines for a while since we’ve announced two deals in the last five weeks and I would say probably yes, at least until we get First Advantage closed and you know, integrated and that’s probably mid-year, with a planned conversion in May so we’ve got a relatively full plate right now, we’re real happy and real excited about the two partnerships that we’ve got working. I think that’s enough for us to do for at least the next six months.

(Joe Finick):  Okay and then when you look out a few years, DeVan let’s assume everything goes the way you want to. Fundamentally, you get the deals you’ve got your eye on, that you haven’t done yet. What’s the ideal scenario of what you look like? For instance, is it like a five billion or so Middle Tennessee franchise with X and Y performance metrics or - give us a sense for what that ideal scenario for what Reliant looks like a couple years out, if you don’t mind.

DeVan Ard:  Sure and you remember a quarter or two ago, I would have said $3 billion is what we want to look like in five years. I do think that, you know, as you look at the different buckets, you know, there’s one that’s under $3 billion or let’s say $1 to 3 and then there’s one that’s $5 to 10. I do think that $5 to 10 billion franchise size is ideal and it’s certainly attainable for us as we look out the next three to five years. Can’t really get there strictly through organic growth, although organic going to continue to be kind of a hallmark of our strength and our strategy going forward. But I would say the $5 to 10 billion range would be good for us, (Joe) and I think realistic and you know, as we’ve said before on the ROA and I think we’re really close to our ROA target on a pro forma basis anyway, but I think 125 ROA, north of 15% return on tangible, common equity, those are some, you know, some kind of guiding principles for us and we definitely think they’re achievable. Sub 60% efficiency ratio, at least at the bank level. So we think a franchise that looks like that, that’s headquartered in the Nashville (MSA) is very attractive. We think it’s attractive to our customers, we think it’s attractive to our employees and we’re going to continue to be a big part of the communities that we live in.

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(Joe Finick):  Great and then last one for me, DeVan, is this the type of M&A formula in terms of the relative size of these last two deals that we should expect to see going forward or are there larger opportunities that you would consider, and if there are larger opportunities, what are some of the considerations that might lead you to think about more of a transformative type deal or is that just not on the table.

DeVan Ard:  Well, at least size wise, anyway, (Joe), the two that we have announced are a little bit different as you can tell. One’s about $250 million and the other is, you know, almost $800 million so you know, ideally, we would like to be north of $500 million. The community bank transaction was just a great fit for us, as I’ve already talked about, because of where it’s located. Good core deposit base, number one market share in their market, but especially as we get out of the core of Middle Tennessee, which would be Nashville and surrounding counties, I think we’d have to be looking at something a little bit larger so $500 million and above would be a better target for us. Transformative, to me, almost sounds like MOE and I just think we’d have to be really certain, really sure that it’s just right, that it’s perfect, that it’s in a market that is great, that has good talent, they have good performance and that we can get the right cost saves out of it to justify it. Culture has to come into play, too. You’ve just got to have just the right fit, so certainly there’s - I think there’s some opportunities out there and we would consider it but I think it’s got to be something that, you know, we’re all convinced it’s going to work.

(Joe Finick):  Got it. Thank you, DeVan.

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Operator:  And as a final reminder, Star 1 at this time, if you do have a question. Next we’ll go to (Freddie Strickland) with (Jenny Montgomery Scott).

(Freddie Strickland):  ((Inaudible)).Hey, guys. Thanks for taking my question. Just a quick follow up on the margin. I know you guys said it should be relatively flat with one cut, maybe liability sensitive. If there was a second cut in December, would you guys still see margin flat or down slightly? What do you think you would see there?

DeVan Ard:  (Freddie), this is (Dan). You know, a lot of it is just going to have to do with pricing in our markets. On the CD front, as De Van mentioned, we have a good slug of not only re - I mean, not only wholesale CDs but also retail CDs that are maturing in the fourth quarter. Certainly if we see a 25 basis point reduction this month and another one in December, those will reprice almost immediately but again, on the core deposits, the money market savings accounts, interest bearing transaction accounts, we’re looking at those on a regular basis and as we see opportunities, we will continue to or we will build in some price or build in some reductions in those rates but hard to tell at this point if that’s going to be the case. We think it will be, we’re seeing more rational pricing in the market now.

DeVan Ard:  So (Freddie), let me just add real quick to the, you know, you guys know what’s going on in Nashville and you know, earning asset growth, especially loan growth is being seen by everybody that’s operating here so I think unfortunately what that does is that continues to keep pressure on deposit rates, because we all want the kind of deposits we’re talking about, non-interest bearing, interest bearing checking and money markets and I’d say, unless the economy starts to slow a little bit and maybe the pace of loan growth slackens, we’re still going to see, I think, some stubborn - stubbornly high rates in money market and interest checking. I think banks are just a little bit slow to do anything for fear of losing good core deposits so I’m still optimistic, even with another rate cut, that we’d see kind of a flat margin in the fourth quarter, it’ll come so late in the quarter it probably wouldn’t impact us much anyway but am hopeful but I think as long as the economy remains strong, deposit pricing in Nashville is going to be a challenge for everybody.

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(Freddie Strickland):  Got you, no, appreciate the color there and kind of on that same vein, could you talk a little bit more on the deposit competition. Is it larger players based out of market? Is it local competition? Who’s really going out there or is it just everybody? Who’s really going out there and kind of really pushing up rates?

DeVan Ard:  Well, I don’t think anybody’s really pushing them up right now, it’s probably better to say they’re holding them up but I don’t really see, I don’ see it segmented. You know, we compete against the bigger banks and I would certainly include Pinnacle in that group now, all the way down to the smaller community banks and everybody is kind of faced with the same challenge so I don’t really see one or two banks that I would say they’re the ones that are holding rates up. I think it’s pretty much everybody.

In fact, it may be more the smaller banks where you’ve got a Regions or a Sun Trust or a Bank of America, who still hold significant market share here, they’re probably, because they are so diverse in where their deposits come from, they’re probably not quite as competitive on rates as the banks that are headquartered in Nashville and have virtually all their franchise here.

(Freddie Strickland):  Got you. That makes sense. Well, appreciate it guys, and congrats on the deal.

DeVan Ard:  Thanks.

Operator:  We’ll ((inaudible))

DeVan Ard:  Well, Operator, I think that’s ((inaudible))…

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Operator:  Yes? Are there any closing comments?

DeVan Ard:  Thank you, Operator. I don’t really have any closing comments, I just wanted to thank everybody for being on the call today. I know it was a little long but there’s a lot of exciting news to report and now we’ve just got to go deliver. So appreciate your support and look forward to seeing all of y9ou soon.

Operator:  Thank you and that does conclude todays’ conference, we’d like to thank everyone for their participation. You may now disconnect.

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FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,” “predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed transaction (the “First Advantage Transaction”) between Reliant Bancorp, Inc. (“Reliant” or the “Company”) and First Advantage Bancorp (“First Advantage”), the benefits of the First Advantage Transaction to Reliant, First Advantage, and their respective shareholders, Reliant’s future financial and operating results (including the anticipated impact of the First Advantage Transaction, separately or together with Reliant’s previously-announced, pending acquisition of Tennessee Community Bank Holdings, Inc. (“TCB Holdings”) (the “TCB Holdings Transaction” and, together with the First Advantage Transaction, the “Transactions”), on Reliant’s earnings per share and tangible book value), and Reliant’s plans, objectives, and intentions.

All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transactions may not be realized or take longer than anticipated to be realized, (2) the ability to meet expectations regarding the timing and completion and accounting and tax treatment of the Transactions, (3) the effect of the announcement and pendency of the Transactions on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant’s common stock, (4) the risk that the businesses and operations of First Advantage and its subsidiaries and of TCB Holdings and its subsidiaries cannot be successfully integrated with the business and operations of Reliant and its subsidiaries or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement or the definitive merger agreement for the TCB Holdings Transaction, (6) the amount of costs, fees, expenses, and charges related to the Transactions, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transactions, (8) reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Transactions, (9) the failure of any of the conditions to the closing of the Transactions to be satisfied, or any unexpected delay in closing the Transactions, (10) the dilution caused by Reliant’s issuance of additional shares of its common stock in the Transactions, (11) Reliant’s ability to simultaneously execute on two separate business combination transactions, (12) the risk associated with Reliant management’s attention being diverted away from the day-to-day business and operations of Reliant to the completion of the Transactions, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Reliant’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at http://www.sec.gov. Reliant believes the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant disclaims any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE FIRST ADVANTAGE TRANSACTION AND WHERE TO FIND IT

In connection with the First Advantage Transaction, Reliant intends to file a registration statement on Form S-4 with the SEC to register the shares of Reliant common stock that will be issued to First Advantage’s shareholders in connection with the First Advantage Transaction. The registration statement will include a joint proxy statement of Reliant and First Advantage and prospectus of Reliant and other relevant materials pertaining to the First Advantage Transaction. The joint proxy statement/prospectus will be sent to Reliant’s and First Advantage’s shareholders in connection with seeking the required shareholder approval(s) for the First Advantage Transaction. INVESTORS AND SECURITY HOLDERS OF RELIANT AND FIRST ADVANTAGE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE FIRST ADVANTAGE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, FIRST ADVANTAGE, AND THE FIRST ADVANTAGE TRANSACTION. Investors and security holders may obtain free copies of the registration statement and related joint proxy statement/prospectus, when filed, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at http://www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related joint proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.

This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Reliant, First Advantage, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Reliant’s and First Advantage’s shareholders in connection with the First Advantage Transaction. Certain information about the directors and executive officers of Reliant and First Advantage will be included in the joint proxy statement/prospectus included in the registration statement on Form S-4 to be filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus pertaining to the First Advantage Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.

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